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SEC FILE NUMBER
8-52280

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **D Boral Capital**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
590 Madison Avenue, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brad Wilder	646-300-2508	bwilder@dboralcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Wilder _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D Boral Capital _____, as of December 31 _____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
FINOP

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
D. Boral Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. Boral Capital, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D. Boral Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as D. Boral Capital, LLC's auditor since 2020.

Hauppauge, New York
April 14, 2026

Nawrocki Smith LLP

Financial Statements and Supplemental Information with Report of Independent Registered
Public Accounting Firm
D. Boral Capital, LLC

DECEMBER 31, 2025

Table of Contents

D. Boral Capital, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	15,674,288
Due from clearing firm		143,084
Restricted Cash		149,972
Accounts and commissions receivable		1,839,720
Notes Receivable		5,171,171
Prepaid expenses		938,058
Due from Related Party		14,272,590
Fixed assets, net		97,590
Long-Term Investments		857,614
ROU Asset		3,103,810
Other assets		1,126,473
Total assets	**$**	**43,374,369**

Liabilities and Member's Equity

Accounts payable	$	2,232,538
Commissions payable		199,631
Accrued Expenses		10,518,750
Lease liability		3,270,068
Deferred Revenue		1,680,005
Total liabilities		**17,900,991**

Member's equity

Total member's equity		**25,473,378**
Total liabilities and member's equity	**$**	**43,374,369**

See Accompanying Notes to Financial Statements

Statement of Income
Year ended December 31, 2025

Revenue

Commission income	$	3,732,071
Trading Income		374,852
Interest income		556,872
Investment Banking		56,324,559
Research		16,339
Recovery of Bad Debt		5,480,000
Other revenue		940,211
Total revenue		**67,424,905**

Expenses

Compensation and Benefits	$	27,752,112
Investment Banking Expenses		8,912,481
Occupancy		1,757,679
Clearance fees		271,629
Technology and communications		1,176,705
Regulatory fees		487,876
Depreciation expense		14,922
Tax Expense		56,591
Professional Fees		8,156,062
Marketing and Firm Development		1,024,994
Insurance		550,749
Travel and Entertainment		962,053
Legal Settlements		1,772,500
Other		1,397,235
Total expenses		**54,293,588**
Net Income		**13,131,316**

See Accompanying Notes to Financial Statements

D. Boral Capital, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Member's Equity
Balance at January 1, 2025 $	**12,071,159**
Net Income	13,131,316
Contributions from Member	10,663,237
Distributions to Member	(10,392,336)
Balance at December 31, 2025 $	**25,473,378**

See Accompanying Notes to Financial Statements

Cash flows from operating activities:

Net Income	$	13,131,316

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	14,922

(Increase) decrease in operating assets:	
Accounts and Commission Receivable	(30,430)
Due from Clearing	946,761
Notes Receivable	(1,717,229)
Prepaid expenses and other assets	462,625
Due from Related Parties	(7,756,679)
Right of use Asset	2,060,380
Other Assets	(1,080,793)
Increase (decrease) in operating liabilities:	
Commissions Payable	(364,478)
Accrued Expenses	10,518,750
Accounts payable and accrued expenses	(697,624)
Deferred Revenue	1,521,000
Lease Liability	(1,894,122)
Net cash provided by operating activities	**15,114,400**
Purchase of fixed assets	(108,296)
Long-Term Investments	(857,614)
Net cash used in investing activities	**(965,910)**
Capital Contributions	10,663,237
Distributions to members	(10,392,336)
Net cash used in financing activities:	**270,901**

Net increase in cash, cash equivalents and restricted cash	**14,419,392**

Cash, cash equivalents and restricted cash - beginning of year	*1,404,867*
Cash, cash equivalents and restricted cash - end of year $	**15,824,260**

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	15,674,288
Restricted cash		149,972
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$	<u>**15,824,260**</u>

See Accompanying Notes to Financial Statements

1.   <u>Business and Summary of Significant Accounting Policies</u>

<u>Business</u>

D. Boral Capital, LLC (formerly known as EF Hutton Partners, Benchmark Investments, LLC. the "<u>Company</u>") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts and investment banking activities, including underwriting and advisory services.

Effective January 28, 2025, the sole ownership interest of the Company was transferred from DBC Holdings, LLC ("DBC Holdings") to DBC Partners, LLC ("DBC Partners"). Prior to this transaction, DBC Holdings held 100% of the ownership interests and voting rights of the Company.
Under the terms of the ownership transfer agreement, DBC Partners acquired all issued and outstanding ownership interests of the Company, resulting in DBC Partners becoming the sole equity owner. The transaction did not result in any changes to the Company's operations, management structure, or regulatory capital requirements. All regulatory filings related to the ownership change, including notifications to FINRA and the U.S. Securities and Exchange Commission, were submitted in accordance with applicable rules.

<u>Basis of Presentation</u>

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("<u>US GAAP</u>"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

<u>Cash</u>

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk. Cash in excess of federally insured limits was approximately $15 million.

<u>Receivable from Clearing Firm and Restricted Cash</u>

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit

with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consists of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

<u>Receivables from Promissory Notes</u>

As of December 31, 2025 the Company held promissory notes receivable totaling $17,348,402. These promissory notes represent formal written promises from customers or counterparties to pay specified amounts at future maturity dates, and generally arise from commercial transactions, settlements, or satisfaction and discharge (S&D) agreements. Promissory notes can carry fixed interest rates and where applicable, interest income on these notes is accrued and recognized in the Statement of Income. To estimate credit losses on promissory notes, the Company applies a structured and risk-based approach that incorporates both quantitative aging analysis and qualitative legal assessment. The calculated provision is recognized as an expense in the period in which the loss is determined probable. Provisions are reassessed each reporting period and adjusted as needed to reflect changes in aging, payment behavior, legal developments, or updated assessments from legal counsel. As of December 31 2025 the allowance for credit losses was $12,769,388 with a net carrying value of $5,171,171

<u>Accounts Receivable</u>

As of December 31, 2025, accounts receivable totaled $1,839,720 representing amounts due from customers for goods and services provided in the ordinary course of business. Accounts receivable are stated at their invoiced amounts, less an allowance for credit losses. The allowance is established based on a review of the aging of outstanding balances and the application of fixed provision percentages, which reflect the Company's experience with customer defaults and current expectations of recoverability. As of December 31, 2025 there was no allowance for credit losses on a total receivable of 1,839,720.

<u>Fixed Assets</u>

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

<u>Right-of-Use Assets and Lease Liabilities</u>

The Company has two lease arrangements for its office space which is accounted for in accordance with ASC 842. At lease commencement, the Company recognized a right-of-use (ROU) asset and a corresponding lease liability of $5,164,190 representing the present value of future lease payments.

<u>Income Taxes</u>

The Company complies with Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; no provision for federal or state income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. However, the Company pays New York City taxes, which are reflected on the statement of income as Tax Expense. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

<u>Use of Estimates</u>

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts Significant estimates include the determination of fair value investments, particularly for securities that are not actively traded, where valuation techniques and observable and unobservable inputs are used.

2.   <u>Revenue Recognition and Revenue from Contracts with Customers</u>

<u>Revenue Recognition</u>

Revenue is recognized in accordance with FASB ASC Topic 606, revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c)

determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

<u>*Significant Judgements*</u>

Revenue from contracts with customers includes commission income, consulting fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All other commissions was recognized by the Company at a point in time on a trade date basis.

Consulting Fees. The Company enters into contracts with other broker-dealers to provide analysis and guidance on financial transactions and earns fees associated with these services.

Trading Income: Trading income represents income generated from the sale of shares received as non-cash compensation from underwriting agreements. These shares are acquired in connection with the Company's underwriting activities and are recognized at their book value when they become unrestricted. Subsequently, the shares are marked to

market on a monthly basis. The market value of the shares is determined using the closing price on the exchange where the shares are listed at the end of each month. Any changes in fair value are recorded as unrealized gains or losses until the shares are sold.

<u>Investment Banking</u>

Underwriting fees. The Company participates in securities offerings in which it acts as an underwriter, syndicate member or placement agent for issuers seeking to raise capital through private placements or public offerings. Revenues from underwriting and private placement activities consist primarily of underwrite fees, management fees, selling concessions, and placement fees Revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to the issuer. For underwriting transactions in which the Company commits to purchase securities from the issuer (firm-commitment underwriting), revenue is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, all amounts were immaterial.

Sponsorship Income: The Company hosts an annual conference for clients, issuers and other industry participants. In connection with this event, the Company enters into sponsorship arrangements under which the sponsors receive promotional benefits, branding opportunities, and participation rights during the conference. Fees received from sponsors are recorded as deferred revenue until the Company satisfies its performance obligations under the sponsorship agreement. The Company has determined that its performance obligation is fulfilled upon the occurrence of the event, as this is the point at which the sponsor receives substantially all of the contracted benefits.

<u>Revenue Disaggregation</u>

Disaggregation of relevant Revenue Items
Investment Banking

Underwriting	$55,045,372
Advisory Fees	$1,279,187
	$56,324,559

Other Revenue

Sponsorship Income	$675,000
Firm Income	$10,174
Other Income	$225,037
	$940,211

<u>Long-Lived Assets</u>

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2025, there were no impairment losses recognized for long-lived assets.

3. <u>Indemnification</u>

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has

not recorded any contingent liability in the financial statements for these indemnifications.

4.   Fair Value Measurements

The Company may receive equity securities in the form of non-cash compensation in connection with certain investment banking, and advisory engagements. These securities are typically restricted, not publicly traded, and subject to contractual lock-ups or other limitations. The Company also makes proprietary investments in private companies for no which no active market exists. Both categories of securities are measured at fair value in accordance with ASC 820, *Fair Value Measurement*

When the Company receives restricted shares as compensation, the securities are initially recorded as the contracted value, which represents the amount the Company is entitled to receive under the engagement agreement. Management believes this contracted value represents the best estimate for fair value, as it reflects the agreed-upon consideration for the services rendered and no active market exists for the restricted shares. The Company evaluates whether any indicators of impairment or changes in issuer-specific conditions require an adjustment to the carrying value. Any changes in value are recognized in the period in which they occur

The Company holds equity investments in privately held entities that do not have readily determinable fair values. These investments are carried at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments, in accordance with ASC 321

The carrying value of these investments was $857,614 as of December 31, 2025. Management evaluates these investments for impairment based on qualitative factors, including financial condition and operating performance of the investees.

Because these investments are not readily marketable, their estimated fair value may differ significantly from their recorded amounts.

5.   <u>Fixed Assets</u>

Fixed Assets	
Computer & Equipment	7,566
Automobile	67,559
Furniture	58,492
Software	165,254
Total Fixed Assets	**$ 298,861**
Accumulated Depreciation	<u>$ 201,281</u>
Net Fixed Assets	**<u>$ 97,590</u>**

6.   <u>Leases</u>

The Company accounts for leases in accordance with ASC 842, recognizing a right-of-use (ROU) asset and a corresponding lease liability at the commencement date of the lease.

- The ROU asset represents the Company's right to use the underlying leased asset over the lease term. Balance as of December 31, 2025 was $3,103,810.
- The lease liability represents the Company's obligation to make lease payments arising from the lease. Balance as of December 31, 2025 was $3,270,068

Lease liabilities are measured at the present value of future lease payments using the Company's incremental borrowing rate at lease commencement. The Company determined an incremental borrowing rate of 5.5%, which is based on the JPMorgan Prime Rate and reflects the rate the Company would expect to pay to borrow on a collateralized basis over a similar term.

The related ROU assets are measured at the amount of the lease liability, adjusted for initial direct costs and any prepaid or accrued lease payments. As of the reporting date, the Company's operating leases have a weighted-average remaining lease term of 3.9 years.

For operating leases, the total lease cost is allocated on a straight-line basis over the remaining lease term. This total lease cost includes:

- The total expected lease payments over the lease term
- Any initial direct costs incurred
- Less lease costs already recognized in prior periods
  If an ROU asset related to an operating lease is impaired, from the impairment date forward, the total lease cost is recognized as the **sum of**:
- The **interest accretion** on the lease liability
- The **amortization** of the impaired ROU asset

This approach ensures proper recognition of lease cost post-impairment in accordance with applicable accounting standards.

On 28 May 2021, a 8-year sublease for office space located in New York, NY with commencement date starting on February 14, 2022, and maturing on April 14 2030. The lease was originally executed by a subsidiary of the Company, was formally reassigned to the Company on April 15, 2024, making it legally responsible for the lease obligations from that date forward. This reassignment date is also the point at which the lease was recognized in the Company's financial statements under the applicable lease accounting standard.

On 28 May 2021, a 4-years and 1 and ½ month sublease for office space located in New York, NY with commencement date starting on November 15, 2023, and maturing on January 31, 2028. The lease was originally executed by a subsidiary of the Company, was formally reassigned to the Company on May 23, 2024, making it legally responsible for the lease obligations from that date forward. This reassignment date is also the point at which the lease was recognized in the Company's financial statements under the applicable lease accounting standard

As a broker-dealer registered with the SEC and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

7.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $2,842,676 which was $1,856,197, in excess of its required net capital of $986,479

8.   Related Party Transactions

The Company has made payments on behalf of the holding company for certain operational or financial obligations. These transactions represent funds advanced by the Company, which are to be reimbursed. These expenses related to tax obligations, regulatory matters, professional and legal services, and payments made pursuant to a settlement agreement involving the holding company. The total impact to the Company's statement of income arising from these related-party matters was $7,616,753, consisting of

New York City Taxes	$781,477
Regulatory Fees	$58,980
Professional Fees	$34,322
Legal & Settlement Fees	$6,741,974
Total Related Party Expense	**$7,616,753**

During the year ended December 31, 2025, the Company had $7,328,639 in shared expenses, which were due from D. Boral Capital Holdings, LLC at December 31, 2025 and $6,942,520 were due from DBCH Partners, LLC at December 31, 2025. There is no fixed repayment schedule or interest provisions established. Repayment is expected to occur over time based on the holding company's available liquidity. Management evaluates the receivable for collectability on an ongoing basis and believes the amount is fully recoverable.

9.   Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company is currently involved in an arbitration proceeding with a former partner. The Claimant filed an Amended Statement of Claim (the "Claim") seeking to enforce the terms of a prior agreement (the "Agreement") that was intended to resolve earlier litigation and other disputes between the parties. These disputes primarily related to the Claimant's buyout as a manager and controlling member of the Company's affiliated entities.

Based on management's assessment of the facts and circumstances, including consultation with legal counsel, the Company has recorded a settlement contingency liability of $1,600,000. This accrual represents management's best estimate of future legal costs and potential settlement payments associated with the arbitration.

The ultimate resolution of this matter may differ from the amount accrued, and the Company will adjust the liability as additional information becomes available. The Company does not believe that the resolution of this matter will have a material adverse effect on its ongoing operations or regulatory capital position.

10.   Segment Reporting

The Company operates in a single line of business as a securities broker-dealer, offering services that include agency transactions, investment banking, and investment advisory. Investment banking activities represent the Company's primary source of revenue and are inherently transactional in nature, often resulting in variability in earnings from period to period.

The Company's performance is primarily based on net income and closely monitors excess net capital to ensure the Company remains well-capitalized. This focus on capital adequacy supports the Company's ability to manage operational needs and protect against potential one-time or unexpected expenses.

The Company's operations are considered a single operating segment and, accordingly, a single reportable segment, The Company serves a diverse client base by providing both public and private underwriting services, as well as advising clients to help maximize the value of their capital raising efforts. While the majority of the Company's customers are located in the United States, it also services clients in Asia and Europe.

11.   Subsequent Events

Events of the Company subsequent to December 31, 2025, have been evaluated through April 14th, 2026 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2025. No subsequent events were identified that require disclosure.

D. Boral Capital, LLC
Supplemental Information
<u>Year ended DECEMBER 31, 2025</u>

SUPPLEMENTAL INFORMATION

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

<u>Year ended DECEMBER 31, 2025</u>

Net Capital

Total Member's equity	$	25,473,378

Deductions and/or charges:
    Non-allowable assets:

Prepaid expenses	938,058
Accounts & Notes Receivable	6,143,671
Related Party Receivable	14,272,590
Other Non-Allowable Assets	1,276,383
Total deductions and/or charges	**22,630,702**

Net Capital	**$**	**2,842,676**

Aggregate Indebtedness
Items included in statement of financial condition

Accounts & Commission Payable		2,259,656
Accrued Expenses		10,691,250
Deferred Revenue		1,680,005
Other AI Liabilities		166,271
Total aggregate indebtedness	**$**	**14,797,181**

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	**986,479**
Excess net capital	$	**1,856,197**
Aggregative Indebtedness / Net Capital		520%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Form-17a-5 Part IIA Focus report as of December 31, 2025, as amended on April 13, 2026

D. Boral Capital, LLC

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

<u>Year ended DECEMBER 31, 2025</u>

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

D. Boral Capital, LLC

*Schedule III- Information Relating to
Possession or Control Requirements
Under Rule 15c3-3 of the Securities
and Exchange Commission*

<u>Year ended DECEMBER 31, 2025</u>

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
D. Boral Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D. Boral Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which D. Boral Capital, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) D. Boral Capital, LLC stated that D. Boral Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
April 14, 2026

Nawrocki Smith LLP

D. Boral Capital, LLC
Exemption Report
Statement pursuant to Paragraph (d)(4) of Rule 17a-5

D. Boral Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

D. Boral Capital, LLC

I, Brad Wilder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _B.Wilder_

Title: Principal Financial Officer



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
D. Boral Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of D. Boral Capital, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of D. Boral Capital, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
April 14, 2026

Nawrocki Smith LLP

Reconciliation of "SIPIC Net Operating Revenues and General Assessment

<u>Year ended DECEMBER 31, 2025</u>

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	67,424,905	67,424,905
Additions		
Deductions	3,381,543	3,381,543
SIPIC Net Operating Revenues	64,043,361	64,043,361
General Assessment @ .0015	96,065	96,065